Via Facsimile and U.S. Mail
Mail Stop 4720

August 30, 2009

Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, N.Y. 10065-8087

Re: Loews Corporation
       Form 10-K for the Year Ended December 31, 2008
       Filed on February 25, 2009
       Schedule 14A
       Filed on April 7, 2009
       File No. 001-06541

Dear Mr. Keegan:

    We have completed our review of your Form 10-K and of your Form 14A and have no further comments at this time.

                    Sincerely,

                    Gus Rodriguez
                    Accounting Branch Chief